UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Applica Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03815A106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03815A106	13G	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mast Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,328,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,328,200

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,328,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	03815A106	13G	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,328,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,328,200

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,328,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	03815A106	13G	Page	4	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,328,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,328,200

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,328,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	03815A106	13G	Page	5	of	7
Item 1.(a)    Name of Issuer
     Applica Incorporated
Item 1.(b)    Address of Issuer’s Principal Executive Offices
     5980 Miami Lakes Drive Miami Lakes, FL 33014
Item 2.(a)    Name of Persons Filing
     This joint statement on Schedule 13G is being filed by Mast Capital Management, LLC, Mast Credit Opportunities I Master Fund, Ltd., Christopher B. Madison and David J. Steinberg, who are collectively referred to as the “Reporting Persons.” Messrs. Madison and Steinberg (the “Managers”) are the managers of Mast Capital Management, LLC (“Mast Capital”), which is the investment manager of Mast Credit Opportunities I Master Fund, Ltd. (“Mast”).
Item 2.(b)    Address of Principal Business Office or, if none, Residence
     The principal business office of the Reporting Persons with respect to the shares reported hereunder is 535 Boylston Street, Suite 1101, Boston, MA 02116
Item 2.(c)    Citizenship
     Mast Capital is a Delaware limited liability company. Mast is a Cayman Islands corporation. Each of the Managers is a U.S. Citizen.
Item 2.(d)    Title of Class of Securities
     Common Stock
Item 2.(e)    CUSIP Number
     03815A106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     N/A

CUSIP No.	03815A106	13G	Page	6	of	7

Item 4.	Ownership.

In the aggregate the Reporting Persons beneficially own 2,328,200 shares of Common Stock of Incorporated which represents 9.63% of all Common Stock of Applica Incorporated. Mast Capital, as the investment manager, has the sole authority to vote and dispose of all of the shares of Common Stock reported on this Schedule 13G. Mast has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,328,200 shares of Common Stock of Applica Incorporated. Each of the Managers, by virtue of their positions as managers of Mast Capital, has shared authority to vote and dispose of all of the shares of Common Stock reported on this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

CUSIP No.	03815A106	13G	Page	7	of	7
Item 10.    Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006	MAST CAPITAL MANAGEMENT, LLC
	By:	/s/ Christopher B. Madison
		Name:	Christopher B. Madison
		Title:	Manager

Christopher B. Madison
	By:	/s/ Christopher B. Madison

David J. Steinberg
	By:	/s/ David J. Steinberg